February 10, 2006

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC  20549-3561

Re:

EGL, Inc.

File No. 000-27288

Form 10-K for the fiscal year ended December 31, 2004

Dear Mr. Humphrey:

We hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the following information intended to be responsive to the comment set forth in the letter dated December 13, 2005, from the Staff to Elijio V. Serrano.  For your convenience, our response is prefaced by the exact text of the Staff’s comment.

As requested in the Staff’s letter, we hereby acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

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we may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David Humphrey

Securities and Exchange Commission

February 10, 2006

Note 1 – Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-14

1.

SEC Comment:  We note your response to our prior comment #4.  You assert the EITF concluded in 91-9 that four of five methods of accounting for freight services are acceptable.  However, EITF 91-9 solely states the Task Force reached a consensus that Method 1 was no longer an acceptable method and a change from method 1 to method 2 would not be appropriate because revenue is recognized in advance of performance and liabilities are recognized before they are incurred.  You also assert that the AcSEC concluded that the use of any of the other identified accounting methods would not result in a material difference in reported net income.  However, EITF 91-9 actually states the proposed Audit and Accounting Guide was not issued by the AICPA because AcSEC believed that the use of any of the other identified methods (i.e., methods other than 3 and 5) would not result in a material difference in reported net income.  It appears AcSEC did not object to the other identified methods because they presumed they would not differ materially from methods 3 and 5.  Method 2 results in revenue recognition prior to the performance of service.  We do not object to use of this method if it does not materially impact your financial statements as compared to the methods that recognize revenues when service is complete or as service is provided and which were tentatively concluded as acceptable by the AcSEC in the EITF.  This is consistent with the guidance in paragraph 83(b) of CONS 6, which states revenues are not recognized until earned, and SAB Topic 13(A)(1), which states the staff believes that revenue generally is earned when delivery has occurred or services have been rendered.  We reissue our prior comment.  Please expand disclosure in the financial statements to provide management’s representation that the use of method 2 over a preferable method has not materially impacted the historical financial statements on both a quarterly and annual basis.  This disclosure is consistent with disclosures that have been made by other transportation providers using method 2.  In the alternative, if material, we believe you should change to a preferable method.  Please revise accordingly.

EGL Response:  We are in the process of quantifying the differences between method 2 and the more preferable methods of revenue and expense recognition for freight services in process.  If the differences are immaterial to both quarterly and annual financial statements, we will revise future filings to expand our disclosure in the financial statements to provide management’s representation that the use of method 2 over a preferable method has not materially impacted the historical financial statements on both a quarterly and annual basis.  If the differences are material, we will request a meeting with the SEC to discuss this matter further.

Very truly yours,

/s/ Elijio V. Serrano

Elijio V. Serrano

Chief Financial Officer